[redacted]

08025869

SEC Mail Processing Section

FEB 19 2008

Washington, DC 100

SECURITI[ES AND EXCHANGE COMMISSIO]N
Washington, D.C. 20549

CM

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 29728

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-2007 (MM/DD/YY) AND ENDING 12-31-2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Frederick J. Pilgrim dba Pilgrim Financial Services

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8622 Swan St.
(No. and Street)

Kalamazoo	MI	49009
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Frederick J. Pilgrim 269-372-1829
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Robert L. Pastine
(Name – *if individual, state last, first, middle name*)

802 Main St.	Toms River	NJ	08753
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
B MAR 21 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

JD 3/20/08

OATH OR AFFIRMATION

I, Frederick J. Pilgrim, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pilgrim Financial Services, as of Dec 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Frederick J. Pilgrim
Signature

DIR.-Owner
Title

Notary Public

JACK D JOHNSON
Notary Public, State of Michigan
County of Kalamazoo
My Commission Expires Mar. 28, 2013
Acting in the County of KALAMAZOO

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FORM X-17A-5	**FOCUS REPORT** (Financial and Operational Combined Uniform Single Report) **Part IIA Quarterly 17a-5(a)** INFORMATION REQUIRED OF BROKERS AND DEALERS PURSUANT TO RULE 17

COVER

Select a filing method: Basic ◉ Alternate ○ [0011]

Name of Broker Dealer: PILGRIM FINANCIAL SERVICES [0013]

SEC File Number: 8- 29728 [0014]

Address of Principal Place of Business: 8622 SWAN DRIVE [0020]

KALAMAZOO [0021] MI [0022] 49009-4563 [0023]

Firm ID: 13613 [0015]

For Period Beginning 1-01-2007 [0024] And Ending 12-31-2007 [0025]

Name and telephone number of person to contact in regard to this report:

Name: FREDERICK J. PILGRIM [0030] Phone: (269)372-1829 [0031]

Name(s) of subsidiaries or affiliates consolidated in this report:

Name: ______ [0032] Phone: ______ [0033]

Name: ______ [0034] Phone: ______ [0035]

Name: ______ [0036] Phone: ______ [0037]

Name: ______ [0038] Phone: ______ [0039]

Does respondent carry its own customer accounts? Yes ○ [0040] No ◉ [0041]

Check here if respondent is filing an audited report ☐ [0042]

ASSETS

Consolidated ○ [0198] Unconsolidated ● [0199]

		Allowable	Non-Allowable	Total
1.	Cash	9092 [0200]		9092 [0750]
2.	Receivables from brokers or dealers:			
	A. Clearance account	[0295]		
	B. Other	[0300]	[0550]	0 [0810]
3.	Receivables from non-customers	[0355]	[0600]	0 [0830]
4.	Securities and spot commodities owned, at market value:			
	A. Exempted securities	[0418]		
	B. Debt securities	[0419]		
	C. Options	[0420]		
	D. Other securities	[0424]		
	E. Spot commodities	[0430]		0 [0850]
5.	Securities and/or other investments not readily marketable:			
	A. At cost [0130]			
	B. At estimated fair value	[0440]	[0610]	0 [0860]
6.	Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:	[0460]	[0630]	0 [0880]
	A. Exempted securities [0150]			
	B. Other securities [0160]			
7.	Secured demand notes market value of collateral:	[0470]	[0640]	0 [0890]
	A. Exempted securities			

		[0170]		
	B. Other securities	[0180]		
8.	Memberships in exchanges:			
	A. Owned, at market	[0190]		
	B. Owned, at cost		[0650]	
	C. Contributed for use of the company, at market value		[0660]	0 [0900]
9.	Investment in and receivables from affiliates, subsidiaries and associated partnerships	[0480]	[0670]	0 [0910]
10.	Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization	[0490]	[0680]	0 [0920]
11.	Other assets	[0535]	[0735]	0 [0930]
12.	TOTAL ASSETS	9092 ~~0~~ [0540]	0 [0740]	9092 ~~0~~ [0940]

LIABILITIES AND OWNERSHIP EQUITY

	Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13.	Bank loans payable	[1045]	[1255]	0 [1470]
14.	Payable to brokers or dealers:			
	A. Clearance account	[1114]	[1315]	0 [1560]
	B. Other	[1115]	[1305]	0 [1540]
15.	Payable to non-customers	[1155]	[1355]	0 [1610]
16.	Securities sold not yet purchased, at market value		[1360]	0 [1620]
17.	Accounts payable, accrued liabilities, expenses and other	[1205]	[1385]	0 [1685]
18.	Notes and mortgages payable:			
	A. Unsecured	[1210]		0 [1690]
	B. Secured	[1211]	[1390]	0 [1700]
19.	Liabilities subordinated to claims of general creditors:			
	A. Cash borrowings:		[1400]	0 [1710]
	1. from outsiders [0970]			
	2. Includes equity subordination (15c3-1(d)) of [0980]			
	B. Securities borrowings, at market value:		[1410]	0 [1720]
	from outsiders [0990]			
	C. Pursuant to secured demand note collateral agreements:		[1420]	0 [1730]
	1. from outsiders [1000]			

		2. Includes equity subordination (15c3-1(d)) of [1010]			
	D.	Exchange memberships contributed for use of company, at market value		[1430]	0 [1740]
	E.	Accounts and other borrowings not qualified for net capital purposes	[1220]	[1440]	0 [1750]
20.		TOTAL LIABLITIES	0 [1230]	0 [1450]	0 [1760]

Ownership Equity

			Total
21.		Sole proprietorship	9092 [1770]
22.		Partnership limited partners [1020])	[1780]
23.		Corporations:	
	A.	Preferred stock	[1791]
	B.	Common stock	[1792]
	C.	Additional paid-in capital	[1793]
	D.	Retained earnings	[1794]
	E.	Total	0 [1795]
	F.	Less capital stock in treasury	[1796]
24.		TOTAL OWNERSHIP EQUITY	9092 ~~0~~ [1800]
25.		TOTAL LIABILITIES AND OWNERSHIP EQUITY	9092 ~~0~~ [1810]

STATEMENT OF INCOME (LOSS)

Period Beginning 1-1-2007 ~~[redacted]03~~ [3932] Period Ending 12-31-2007 ~~[redacted]~~ [3933] Number of months 12 ~~3~~ [3931]

REVENUE

1.	Commissions:			
	a.	Commissions on transactions in exchange listed equity securities executed on an exchange		[3935]
	b.	Commissions on listed option transactions		[3938]
	c.	All other securities commissions		[3939]
	d.	Total securities commissions	0	[3940]
2.	Gains or losses on firm securities trading accounts			
	a.	From market making in options on a national securities exchange		[3945]
	b.	From all other trading		[3949]
	c.	Total gain (loss)	0	[3950]
3.	Gains or losses on firm securities investment accounts			[3952]
4.	Profit (loss) from underwriting and selling groups			[3955]
5.	Revenue from sale of investment company shares		17302	[3970]
6.	Commodities revenue			[3990]
7.	Fees for account supervision, investment advisory and administrative services			[3975]
8.	Other revenue		35000	[3995]
9.	Total revenue		52302 ~~0~~	[4030]

EXPENSES

10.	Salaries and other employment costs for general partners and voting stockholder officers				[4120]
11.	Other employee compensation and benefits				[4115]
12.	Commissions paid to other broker-dealers				[4140]
13.	Interest expense				[4075]
	a.	Includes interest on accounts subject to subordination agreements	[4070]		
14.	Regulatory fees and expenses			405	[4195]
15.	Other expenses			688	[4100]
16.	Total expenses			1093 ~~0~~	[4200]

NET INCOME

17.	Net Income(loss) before Federal Income taxes and items below (Item 9 less Item 16)		51209 [4210]
18.	Provision for Federal Income taxes (for parent only)		[4220]
19.	Equity in earnings (losses) of unconsolidated subsidiaries not included above		[4222]
	a. After Federal income taxes of	[4238]	
20.	Extraordinary gains (losses)		[4224]
	a. After Federal income taxes of	[4239]	
21.	Cumulative effect of changes in accounting principles		[4225]
22.	Net income (loss) after Federal income taxes and extraordinary items		51209 [4230]

MONTHLY INCOME

23.	Income (current monthly only) before provision for Federal income taxes and extraordinary items	400 [4211]

EXEMPTIVE PROVISIONS

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based

A. (k) (1)--Limited business (mutual funds and/or variable annuities only) ☐ [4550]

B. (k) (2)(i)--"Special Account for the Exclusive Benefit of customers" maintained ☐ [4560]

C. (k) (2)(ii)--All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm(s) ☐ [4570]

Clearing Firm SEC#s	Name	Product Code
8- ____ [4335A]	____ [4335A2]	____ [4335B]
8- ____ [4335C]	____ [4335C2]	____ [4335D]
8- ____ [4335E]	____ [4335E2]	____ [4335F]
8- ____ [4335G]	____ [4335G2]	____ [4335H]
8- ____ [4335I]	____ [4335I2]	____ [4335J]

D. (k) (3)--Exempted by order of the Commission ☐ [4580]

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition — 9092 [3480]
2. Deduct ownership equity not allowable for Net Capital — [3490]
3. Total ownership equity qualified for Net Capital — 9092 [3500]
4. Add:
   - A. Liabilities subordinated to claims of general creditors allowable in computation of net capital — 0 [3520]
   - B. Other (deductions) or allowable credits (List)

[3525A]	[3525B]
[3525C]	[3525D]
[3525E]	[3525F]

0 [3525]

5. Total capital and allowable subordinated liabilities — 9092 [3530]
6. Deductions and/or charges:
   - A. Total nonallowable assets from Statement of Financial Condition (Notes B and C) — 0 [3540]
   - B. Secured demand note deficiency — [3590]
   - C. Commodity futures contracts and spot commodities - proprietary capital charges — [3600]
   - D. Other deductions and/or charges — [3610]

0 [3620]

7. Other additions and/or credits (List)

[3630A]	[3630B]
[3630C]	[3630D]
[3630E]	[3630F]

0 [3630]

8. Net capital before haircuts on securities positions — 9092 [3640]
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):
   - A. Contractual securities commitments — [3660]
   - B. Subordinated securities borrowings — [3670]
   - C. Trading and investment securities:
     1. Exempted securities — [3735]
     2. Debt securities — [3733]
     3. Options — [3730]
     4. Other securities — [3734]

D. Undue Concentration ____ [3650]

E. Other (List)

[3736A]	[3736B]	
[3736C]	[3736D]	
[3736E]	[3736F]	
	0 [3736]	0 [3740]

10. Net Capital — 9092 [3750]

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6-2/3% of line 19)	0 [3756]
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note(A)	5000 [3758]
13.	Net capital requirement (greater of line 11 or 12)	5000 [3760]
14.	Excess net capital (line 10 less 13)	4092 [3770]
15.	Excess net capital at 1000% (line 10 less 10% of line 19)	9092 [3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition — 0 [3790]

17. Add:

A. Drafts for immediate credit ____ [3800]

B. Market value of securities borrowed for which no equivalent value is paid or credited ____ [3810]

C. Other unrecorded amounts(List)

[3820A]	[3820B]	
[3820C]	[3820D]	
[3820E]	[3820F]	
	0 [3820]	0 [3830]

19. Total aggregate indebtedness — 0 [3840]

20. Percentage of aggregate indebtedness to net capital (line 19 / line 10) — % ____ [3850]

OTHER RATIOS

21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d).	% ______ [3860]

SCHEDULED WITHDRAWALS

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual	Name of Lender or Contributor	Insider or Outsider	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	Withdrawal or Maturity Date (MMDDYYYY)	Expect to Renew
_ [4600]	[4601]	[4602]	[4603]	[4604]	[4605]
_ [4610]	[4611]	[4612]	[4613]	[4614]	[4615]
_ [4620]	[4621]	[4622]	[4623]	[4624]	[4625]
_ [4630]	[4631]	[4632]	[4633]	[4634]	[4635]
_ [4640]	[4641]	[4642]	[4643]	[4644]	[4645]
_ [4650]	[4651]	[4652]	[4653]	[4654]	[4655]
_ [4660]	[4661]	[4662]	[4663]	[4664]	[4665]
_ [4670]	[4671]	[4672]	[4673]	[4674]	[4675]
_ [4680]	[4681]	[4682]	[4683]	[4684]	[4685]
_ [4690]	[4691]	[4692]	[4693]	[4694]	[4695]
		TOTAL $	0 [4699]		

Omit Pennies

Instructions Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

Withdrawal Code	Description
1	Equity Capital
2	Subordinated Liabilities
3	Accruals
4	15c3-1(c)(2)(iv) Liabilities

STATEMENT OF CHANGES

STATEMENT OF CHANGES IN OWNERSHIP EQUITY (SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1.	Balance, beginning of period			11561 [4240]
	A.	Net income (loss)		51209 [4250]
	B.	Additions (includes non-conforming capital of	[4262])	[4260]
	C.	Deductions (includes non-conforming capital of	① 53678 [4272])	53678 [4270]
2.	Balance, end of period (From item 1800)			9092 [4290]

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

3.	Balance, beginning of period		[4300]
	A.	Increases	[4310]
	B.	Decreases	[4320]
4.	Balance, end of period (From item 3520)		0 [4330]

① Personal Draw

FORM X-17A-5	**FOCUS REPORT** (Financial and Operational Combined Uniform Single Report) **Schedule I** INFORMATION REQUIRED OF BROKERS AND DEALERS PURSUANT TO RULE 17

Report for period beginning 01/01/2007 [8005] and ending 12/31/2007 [8006]

SEC File Number: 29728 [8011]

Firm ID: 13613

1. Name of Broker Dealer: PILGRIM FINANCIAL SERVICES [8020]

2. Name(s) of broker-dealer(s) merging with respondent during reporting period:

Name:	[8053]	Phone:	[8057]
Name:	[8054]	Phone:	[8058]
Name:	[8055]	Phone:	[8059]
Name:	[8056]	Phone:	[8060]

3. Respondent conducts a securities business exclusively with registered broker-dealers: Yes ○ No ◉ [8073]

4. Respondent is registered as a specialist on a national securities exchange: Yes ○ No ◉ [8074]

5. Respondent makes markets in the following securities:
   - (a) **equity securities** Yes ○ No ◉ [8075]
   - (b) **municipals** Yes ○ No ◉ [8076]
   - (c) **other debt instruments** Yes ○ No ◉ [8077]

6. Respondent is registered solely as a municipal bond dealer: Yes ○ No ◉ [8078]

7. Respondent is an insurance company or an affiliate of an insurance company: Yes ○ No ◉ [8079]

8. Respondent carries its own public accounts: Yes ○ No ◉ [8084]

9. Respondent's total number of public customer accounts:

   (carrying firms filing X-17A-5 Part II only)
   - (a) **Public customer accounts** 0 [8080]
   - (b) **Omnibus accounts** 0 [8081]

10. Respondent clears its public customer and/or proprietary accounts: Yes ○ No ◉ [8085]

11. Respondent clears its public customer accounts in the following manner:

(a)	**Direct Mail (New York Stock Exchange Members Only)**	☐	[8086]
(b)	**Self Clearing**	☐	[8087]
(c)	**Omnibus**	☐	[8088]
(d)	**Introducing**	☐	[8089]
(e)	**Other**	☐	[8090]
(f)	Not Applicable	☑	[8091]

12. Yes ○ No ● [8100]

(a) Respondent maintains membership(s) on national securities exchange(s):

(b) Names of national securities exchange(s) in which respondent maintains memberships.

(1)	**American**	☐	[8120]
(2)	**Boston**	☐	[8121]
(3)	**CBOE**	☐	[8122]
(4)	**Midwest**	☐	[8123]
(5)	**New York**	☐	[8124]
(6)	**Philadelphia**	☐	[8125]
(7)	**Pacific Coast**	☐	[8126]
(8)	Other	☐	[illegible]

13. Employees:

(a)	**Number of full-time employees**	0 [8101]
(b)	**Number of full-time employees registered representatives employed by respondent** included in 13(a)	0 [8102]

14. Number of NASDAQ stocks respondent makes market 0 [8103]

15. Total number of underwriting syndicates respondent was a member 0 [8104]

16. Number of respondent's public customer transactions:

Actual ○ Estimate ○

(a)	**equity securities transactions effected on a national securities exchange**	[8107]
(b)	**equity securities transactions effected other than on a national securities exchange**	[8108]
(c)	commodity, bond, option, and other transactions effected on or off a national **securities exchange**	[8109]

17. Respondent is a member of the Securities Investor Protection Corporation Yes ● No ○ [8111]

18. Number of branch offices operated by respondent 0 [8112]

19. Yes ○ No ● [8130]

(a) Respondent directly or indirectly controls, is controlled by, or is under common control with a **U.S. bank**

(b) **Name of parent or affiliate** [8131]

(c) Type of institution [8132]

20.	Respondent is an affiliate or subsidiary of a foreign broker-dealer or bank	Yes ○ No ●	[8113]
21.		Yes ○ No ●	[8114]
	(a) Respondent is a subsidiary of a registered broker-dealer		
	(b) **Name of parent**		[8116]
22.	Respondent is a subsidiary of a parent which is not a registered broker or dealer	Yes ○ No ●	[8115]
23.	Respondent sends quarterly statements to customers pursuant to Rule 10b-10(b) in lieu of daily or immediate confirmations:	Yes ○ No ●	[8117]

*** Required in any Schedule I filed for the calender year 1978 and succeeding years.**

24.	Aggregate Dollar Amount of Non-Exempted OTC Sales of Exchange-Listed Securities Done by Respondent During the Reporting Period	0	[8118]

N.A.S.D. Miscellaneous Information

Annual Municipal Income	0	[8151]

PILGRIM FINANCIAL SERVICES

FINANCIAL STATEMENTS

DECEMBER 31, 2007

Robert L. Pastine
Accountant & Auditor

Robert L. Pastine

Accountant & Auditor
802 Main Street • Suite 4-A
Toms River, NJ 08753
(732) 240-9090
Fax (732) 240-9097
Email: robert.pastine@verizon.net

January 30, 2008

Fred Pilgrim
Pilgrim Financial Services
8622 Swan Blvd.
Kalamazoo, MI 49009

Dear Mr. Pilgrim:

I have examined the accompanying statement of assets and liabilities arising from cash transactions of Pilgrim Financial Services as of December 31, 2007 the related statement of revenue collected and expenses paid in accordance with standards established by the American Institute of Certified Public Accounts.

The accompanying financial statements fairly reflect the financial position and the results of operations on the cash basis of Pilgrim Financial Services for the year ended December 31, 2007.

Pilgrim Financial Services does not physically possess or control any customer securities or funds. Pilgrim Financial Services is, therefore, operating pursuant to the K(1) exemption of SEC Rule 15c3-3.

Therefore internal control consists of getting checks from the mail to the bank. No material inadequacies were uncovered in this function.

The only investment at December 31, 2007 was a checking account. All other investments were liquidated during the year 2001. The ownership equity reflected in the broker/dealer unaudited report Part II is $ 9,092.

The application of Pilgrim Financial Services for exclusion from membership in SPIC under the Securities Investor Protection Act of 1970 is properly qualified by the nature of Pilgrim Financial Services' operating for the year 2003. From SPIC-3 was timely filed with SPIC, 900 Seventeenth street, Suite 800, Washington, D.C. 20006.

PILGRIM FINANCIAL SERVICES

STATEMENT OF ASSETS, LIABILITIES & NET WORTH
ARISING FROM CASH TRANSACTIONS

DECEMBER 31, 2007

EXHIBIT A

ASSETS

Cash in bank	$ 9,092	
Investments	-0-	
TOTAL ASSETS		$ 9,092

LIABILITIES & NET WORTH

LIABILITIES		
Accrued expenses		$ -0-
NET WORTH		
Balance, January 1, 2007	$ 11,561	
Additions:		
Net income for the year	51,209	
Deductions: Withdrawals	(53,678)	
NET WORTH		$ 9,092
TOTAL LIABILITIES & NET WORTH		$ 9,092

"See Accompanying Notes & Accountant's Report"

PILGRIM FINANCIAL SERVICES

STATEMENTS OF REVENUE COLLECTED AND EXPENSES PAID FOR THE YEARS ENDED DECEMBER 31, 2007 & 2006

EXHIBIT B

INCOME:	2007		2006	
Commissions	$ 17,302		$ 14,249	
Interest Income	-0-		-0-	
Other Income	35,000		-0-	
Total Income		$ 52,302		$ 14,249
EXPENSES:				
Commissions paid	$ -0-		$ -0-	
Other Expenses	1,093		2,205	
Accrued expenses	-0-		-0-	
Total Expenses		$ 1,093		$ 2,205
NET CASH BASIS INCOME, FOR THE YEAR, LESS MANDATED NASD ACCRUAL		$ 51,209		$ 12,044
UNREALIZED INCREASE IN MARKET VALUE SECURITIES		-0-		-0-
NET INCOME REPORTED TO NASD		$ 51,209		$ 12,044

STATEMENTS OF CHANGES IN FINANCIAL CONDITION FOR THE YEARS ENDED DECEMBER 31, 2007& 2006

EXHIBIT C

	2007	2006
Cash	$ 9,092	$11,561
Securities		
Cost	-0-	-0-
Unrealized increase (decrease) in market value	-0-	-0-
TOTAL ASSETS	$ 9,092	$ 11,561
EQUITY	$ 9,092	$ 11,561

"See Accompanying Notes & Accountants Report"

Robert L. Pastine
Accountant & Auditor

PILGRIM FINANCIAL SERVICES

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2007 & 2006

EXHIBIT D

	2007		2006	
CASH FLOW FROM OPERATING ACTIVITIES:				
Cash from operations	$ 51,209		$ 12,044	
Accrued expenses	-0-		-0-	
Rounding	-0-		-0-	
Less: withdrawals	(53,678)		(7,500)	
Net cash from operations		$ (2,469)		$ 4,544
CASH FLOWS FROM INVESTING ACTIVITIES:				
Subtractions from investments		-0-		-0-
NET INCREASE (DECREASE) IN CASH		$ (2,469)		$ 4,544
CASH AT BEGINNING OF YEAR		$ 11,561		$ 7,017
CASH AT END OF YEAR		$ 9,092		$ 11,561

"See Accompanying Notes & Accountant's Report"

Robert L. Pastine
Accountant & Auditor

PILGRIM FINANCIAL SERVICES

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2007

Pilgrim Financial Services is a small investment service company whose assets on December 31, 2007 consisted of a cash account. Under the circumstances direct communications with the bank was not considered necessary. I satisfied myself as to the existence of the assets as follows:

A statement supplied by the bank for December 31, 2007 evidenced cash in bank. The balance shown on that statement for December 31, 2007 was identical to the book balance on December 31, 2007.

"SEE ACCOMPANYING NOTES & ACCOUNTANT'S REPORT"

END

Robert L. Pastine
Accountant & Auditor